UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended June 30, 2002

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Ronald K. Clark Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 -1766 (301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State Of Organization	Percentage of Voting Securities Held
Allegheny Energy, Inc.	(1)

-Allegheny Ventures, Inc.	(2)
-Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

-Fellon-McCord Associates, Inc. -Alliance Energy Services Partnership -Alliance Gas Services Holdings, LLC	(4)	Energy	November 1, 2001	Kentucky	100% see (4) below 60%

-Allegheny Energy Supply Company, LLC	(5)

-Mon Synfuel, LLC	(6)	Energy	May 15, 2000	Maryland	2.458%

-Buchanan Energy of VA, LLC "NEW"	(7)	Energy	March 26, 2002	Virginia	100%

-Allegheny Energy Supply Development Services, LLC
|
-NYC Energy, LLC "NEW"	(8)	Energy	June 2002	New York	50%

ITEM 1 - ORGANIZATION CHART (continued)

Nature of Business:

(1)   Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly 98.033% of the outstanding voting securities in Allegheny Energy Supply Company, LLC.

(2)   Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc., and Allegheny Ventures, Inc
..       holds directly all of the outstanding securities in Fellon-McCord Associates, Inc.

(3)   Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators,
       microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and   solar cells.

 (4)   Fellon-McCord Associates, Inc. provides energy consulting and management services. Alliance Gas Services  Holdings, LLC and Alliance
         Energy Services Partnership provide natural gas and other energy-related services  to large commercial and industrial end-use customers.

            Alliance Gas Services Holdings, LLC, is owned 40% by Energy Corporation of America and 60% by Allegheny Ventures, Inc. Allegheny
              Energy Services Partnership is owned 50% by Allegheny Ventures, Inc. and the  remaining 50% ownership is held by Alliance Gas
              Services Holding, LLC.

  (5)   Allegheny Energy Supply Company, LLC holds a percentage membership in Mon Synfuel, LLC and holds a 100% ownership in
         Buchanan Energy Company of Virginia, LLC. Allegheny Energy Supply Company, LLC also holds a 100% interest in Allegheny Supply
         Development Services, LLC.

(6)   Mon Synfuel, LLC is developing the expansion of a coal fines recovery facility located at Monview Mine and  the  addition of a facility for the production of coal-based synthetic fuel from the coal fines.

(7)    Buchanan Energy Company of Virginia, LLC is a 50% owner of Buchanan Generation, LLC. The generating facility is a merchant power plant from which the  capacity, energy and ancillary services are sold to wholesale  markets.

(8)    NYC Energy, LLC is developing a 79-MW barge-mounted, natural gas-fired combustion turbine generating facility that will be located in the Brooklyn Navy Yard. Allegheny Energy Supply Development Services, LLC, under contractual agreement, has acquired a
         50 % interest in NYC Energy, LLC.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount Of Capital Contribution

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

No services have been provided by the reporting company to an associate company to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$486,874	$(69,431)		$417,443
Allegheny Energy Service Corporation	Allegheny Ventures, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$658,743	$(84,473)		$574,270

ITEM 4 SUMMARY OF AGGREGATE INVESTMENT

(Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of June 30, 2002	$7,633,339		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$1,145,001		line 2

Greater of $50 million or line 2		$1,145,001	line 3

Total current aggregate investment: (categorized by major line of energy-related business)
Allegheny Ventures, Inc. : (including Allegheny Energy Solutions, Fellon-McCord, Alliance Energy, and Alliance Gas Services Holdings)	$ 124,446
Allegheny Energy Supply Company LLC: (including, MonSyn Fuel , NYC Energy, LLC and Buchanan Energy of VA LLC)*	$ 52,563

Total current aggregate investment		$ 177,009	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$ 967,992	line 5

*Note: Previous filings separated MonSyn Fuel ($250 thousand) with a subtotal for all other Rule 58 investments on a separate line.

Investments in gas-related companies:

None
ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
(A) Revised Financial Statements:

Note: In the previous U9C3 filed for the three month period ended March 31, 2002, the Statements of Operations and Balance Sheets for Allegheny Energy Solutions, Inc. (AE Solutions) included the activity for Fellon McCord and Associates, Inc. (Fellon-McCord), Alliance Energy Solutions, Inc. (Alliance Energy), Alliance Gas Services, Inc. (Alliance Gas) and Alliance Gas Services Holdings, LLC (Alliance Gas Services) in calculating the consolidation of AE Solutions. The Statement of Operations and the Balance Sheet for AE Solutions should have been presented on a stand-alone basis. The previously referenced entities were properly included in the consolidated presentation of Allegheny Ventures, Inc . (Allegheny Ventures). Accordingly, revised Statements of Operations and Balance Sheets for AE Solutions for the three month period ended March 31, 2002 have been provided. The Statement of Operations and Balance Sheet for Allegheny Ventures do not require any revisions for the three month period ended March 31, 2002.

Revised Allegheny Energy Solutions, Inc. Statement of Operations for the Three Months Ended March 31, 2002

Revised Allegheny Energy Solutions, Inc. Balance Sheet at March 31, 2002

(B) Current Period Financial Statements:

Allegheny Energy Solutions, Inc. Statement of Operations for the Three and Six Months Ended June 30, 2002

Allegheny Energy Solutions, Inc. Balance Sheet at June 30, 2002

Allegheny Ventures, Inc. Statement of Operations for the Three and Six Months Ended June 30, 2002

Allegheny Ventures, Inc. Balance Sheet at June 30, 2002

Signature

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

/s/ RONALD K. CLARK

Ronald K. Clark
Vice President and Controller
(Chief Accounting Officer)

August 29, 2002

Allegheny Energy Solutions
Statement of Operations

	Unaudited
			Revised
	Three Months		Three Months
	Ended	Adjustment (1)	Ended
(Thousand of dollars)	March 31,	Debit /	March 31,
	2002	(Credit)	2002

Operating revenues:	$149,485	$ 122,240	$27,245

Cost of revenues:
Natural gas purchases	118,569	(118,569)
Other	25,205		25,205
Cost of revenues	143,774	(118,569)	25,205
Net revenues	5,711	3,671	2,040

Other operating expenses:
Operation expense	4,056	(1,993)	2,063
Depreciation and amortization	860	(850)	10
Taxes other than income taxes	155	(106)	49
Total other operating expenses	5,071	(2,949)	2,122
Operating income	640	722	(82)

Other income and expenses	1,051	674	377

Interest charges	(5)		(5)
Consolidated income before income taxes and minority interest	1,696	1,396	300

Federal and state income taxes	387	(268)	119
Minority interest	121	(121)

Consolidated net income	$ 1,188	$ 1,007	$ 181

Note (1) The adjustment reflects the removal of entities previously reported in the consolidation of Allegheny Energy Solutions, Inc.. See details provided in Item 6 above.

Allegheny Energy Solutions
Balance Sheet

	Unaudited
(Thousands of dollars)
		Adjustment (1)	Revised
	March 31, 2002	Debit / (Credit)	March 31, 2002
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 2,048	$ (1,000)	$ 1,048
Accumulated depreciation	(587)	535	(52)
	1,461	(465)	996
Investments and Other Assets:
Excess of cost over net assets acquired	29,520	(29,520)
Nonutility investments	6,904		6,904
Intangible assets	23,025	(23,025)
	59,449	(52,545)	6,904
Current Assets:
Cash and temporary cash investments	18,513	(18,471)	42
Accounts receivable:
Electric Service	7,885		7,885
Other	52,865	(45,827)	7,038
Allowance for uncollectible accounts	(2,895)	607	(2,288)
Accounts receivable affiliate, net	1,885	36	1,921
Materials and supplies - at average cost
Operating and construction	639	(612)	27
Natural gas retail contracts	17,891	(17,891)
Other	965	29	994
	97,748	(82,129)	15,619
Deferred Charges:
Natural gas retail contracts	3,586	(3,586)
Deferred income taxes	6,552		6,552
Other	2		2
	10,140	(3,586)	6,554
Total Assets	$168,798	$(138,725)	$30,073

Note (1) The adjustment reflects the removal of entities previously reported in the consolidation of Allegheny Energy Solutions, Inc.. See details provided in Item 6 above.

Allegheny Energy Solutions
Balance Sheet (Cont'd)

(Thousands of dollars)
	Unaudited

		Adjustment (1)	Revised
	March 31, 2002	Debit / (Credit)	March 31, 2002
CAPITALIZATION & LIABILITIES:
Capitalization:
Common stock	$ 1		$ 1
Other paid in capital	44,496	$ 28,881	15,615
Retained earnings	(2,170)	1,007	(3,177)
Other comprehensive income	314	314
Total Capitalization	42,641	30,202	12,439

Current Liabilities:
Accounts payable	72,760	61,978	10,782
Taxes accrued:
Federal and state taxes	7,204	362	6,842
Other	645	640	5
Natural gas retail contracts	34,394	34,394
Other	26	26
	115,029	97,400	17,629

Minority interest	3,174	3,174

Deferred credits:
Natural gas retail contracts	7,879	7,879
Other	75	70	5
	7,954	7,949	5
Total Capitalization and Liabilities	$168,798	$138,725	$30,073

Note (1) The adjustment reflects the removal of entities previously reported in the consolidation of Allegheny Energy Solutions, Inc.. See details provided in Item 6 above.

Allegheny Energy Solutions
Statement of Operations

	Unaudited

	Three Months Ended	Six Months Ended
(Thousand of dollars)	June 30,	June 30,
	2002	2002

Operating revenues	$10,272	$37,517

Cost of revenues	9,469	34,674
Net revenues	803	2,843

Other operating expenses:
Operation expense	943	3,006
Depreciation and amortization	31	41
Taxes other than income taxes	62	111
Total other operating expenses	1,036	3,158
Operating income	(233)	(315)

Other income and expenses	(1,741)	(1,364)

Interest charges		(5)
Loss before income taxes	(1,974)	(1,674)

Federal and state income tax benefits	(795)	(676)

Net loss	$ (1,179)	$ (998)

Allegheny Energy Solutions
Balance Sheet

(Thousands of dollars)
Unaudited
June 30, 2002
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 1,138
Accumulated depreciation	(82)
1,056
Investments and Other Assets:
Nonutility investments	5,133
Current Assets:
Cash and temporary cash investments	10,481
Accounts receivable	16,862
Allowance for uncollectible accounts	(2,277)
Taxes receivable	3,146
Other	88
28,300
Deferred Charges:
Deferred income taxes	3,375
Other	2
3,377
Total Assets	$37,866

CAPITALIZATION & LIABILITIES:
Capitalization:
Common stock	$ 1
Other paid in capital	27,642
Retained earnings	(5,953)
Total Capitalization	21,690

Current Liabilities:
Accounts payable	4,589
Accounts payable affiliates, net	601
Deferred income taxes	52
Other accrued taxes	27
Other	10,902
16,171

Deferred credits	5

Total Capitalization and Liabilities	$ 37,866

Allegheny Ventures, Inc.
Consolidated Statement of Operations

	Unaudited
	Three Months Ended	Six Months Ended
(Thousand of dollars)	June 30,	June 30,
	2002	2002

Operating revenues	$132,741	$284,064

Cost of revenues:
Natural gas purchases	111,017	229,586
Other	13,339	39,488
Cost of revenues	124,356	269,074
Net revenues	8,385	14,990

Other operating expenses:
Operation expense	5,552	10,810
Depreciation and amortization	385	1,245
Taxes other than income taxes	404	634
Total other operating expenses	6,341	12,689
Operating income	2,044	2,301

Other income and expenses	(9,111)	(10,876)

Interest charges	200	195
Consolidated loss before income taxes and minority interest	(7,267)	(8,770)

Federal and state income tax benefits	(2,825)	(3,766)
Minority interest	75	196

Consolidated net loss	$ (4,517)	$ (5,200)

Allegheny Ventures, Inc.
Consolidated Balance Sheet

(Thousands of dollars)
Unaudited
June 30, 2002
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 46,277
Accumulated depreciation	(3,314)
42,963
Investments and Other Assets:
Excess of cost over net assets acquired	30,697
Nonutility investments	40,174
Intangible assets	16,531
87,402
Current Assets:
Cash and temporary cash investments	22,625
Accounts receivable:
Electric service	18,565
Other	51,118
Allowance for uncollectible accounts	(2,974)
Materials and supplies at average cost	5,475
Natural gas retail contracts	11,826
Income taxes receivable	4,766
Prepaid taxes	54
Other	380
111,835
Deferred Charges:
Natural gas retail contracts	2,779
Deferred income taxes	7,422
Other	530
10,731
Total Assets	$252,931

Allegheny Ventures, Inc.
Consolidated Balance Sheet (Cont'd)

(Thousands of dollars)

Unaudited
June 30, 2002
CAPITALIZATION & LIABILITIES:
Capitalization:
Common stock	$ 1
Other paid in capital	180,058
Retained earnings	(41,431)
Other comprehensive income	(445)
138,183

Long-term debt	10,500
148,683

Current Liabilities:
Accounts payable	53,913
Accounts payable affiliates, net	2,347
Deferred income taxes	29
Taxes accrued:
Federal and state taxes	3,996
Other	178
Natural gas retail contracts	26,279
Interest accrued	53
Other	10,966
97,761

Minority interest	2,954

Deferred credits
Natural gas retail contracts	3,400
Other	133
3,533
Total Capitalization and Liabilities	$252,931